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                                                            Exhibit 8.1

                       [Letterhead of Kane & Associates, P.C.]




March 13, 1998





It is the opinion of Kane & Associates, P.C., advisors to Pioneer that (i) the Merger will be treated for Federal income tax purposes as a reoganization within the meaning of Section 368(a) of the Code, (ii) CFB and Pioneer will each be a party to that reorganization within the meaning of Section 368(b) of the Code,
(iii) shareholders of Pioneer who exchange their shares of Pioneer Common Stock for shares of CFB Common Stock will not recognize gain or loss, for purposes of federal income tax, except to the extent of the cash received in lieu of fractional shares, and (iv) Pioneer will not recognize gain or loss, for purposes of federal income tax, as a result of consummation of the Merger.


/s/Kane & Associates, P.C.


Kane & Associates, P.C.
Certified Public Accountants